CLARUS CORPORATION
2084 EAST 3900 SOUTH
SALT LAKE CITY, UTAH 84124
(801) 278-5552

October 8, 2010
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Clarus Corporation
Form 10-K, as amended for Fiscal Year Ended December 31, 2009
Filed April 23, 2010
File No. 0-24277

Dear Sirs:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), the Company’s responses to the Commission’s letter of comment dated September 24, 2010 (the “Staff Letter”), which are set forth on Schedule A hereto and have been listed in the order of the comments from the Staff Letter.

Very truly yours,

/s/ Robert Peay
Robert Peay
Chief Financial Officer
cc: Susann Reilly

Schedule A

Item 11.  Executive Compensation, page 6

Compensation Discussion and Analysis, page 6

Annual Cash Compensation, page 7

1.
We reissue comment five from our letter dated August 6, 2010.   We note that Mr. Kanders has agreed to defer a portion of his compensation.  Deferred salary compensation should be included in the summary compensation table.  See Instruction 4 to Item 402(c) of Regulation S-K.  Mr. Kanders earned the compensation in 2009, pursuant to the terms of the employment agreement, which established his base salary.  Such compensation was then deferred until a business combination pursuant to the letter dated August 6, 2009.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the Company does not believe that Mr. Kanders’ $125,000 in salary compensation should be included in the summary compensation table for the reasons stated in our initial response letter, as well as the reasons discussed below.

Instruction 4 to Item 402(c) states “Any amounts deferred, whether pursuant to a plan established under section 401(k) of the Internal Revenue Code, or otherwise, shall be included in the appropriate column for the fiscal year in which earned” (emphasis added). Mr. Kanders, however, did not earn this portion of his compensation in 2009; rather, earning such amount was contingent upon (i) the completion of an asset redeployment transaction, and (ii) Mr. Kanders’ continued employment with the Company.  For example, had Mr. Kanders and/or the Company terminated his employment with the Company prior to the consummation of the Company’s acquisitions of Black Diamond Equipment, Ltd. (“BDE”) and Gregory Mountain Products, Inc. (“GMP”) on May 28, 2010, or had an asset redeployment transaction not have occurred, Mr. Kanders would not have earned his salary from and after the date of the amendment to his employment agreement respecting such arrangement, nor would the Company have been obligated to pay such salary to Mr. Kanders from and after such date. Therefore, the Company believes that the salary column of the summary compensation correctly includes only $125,000 in salary, the amount that was earned by Mr. Kanders during the 2009 fiscal year. The Company further notes that, upon closing of the acquisitions of BDE and GMP on May 28, 2010, all such salary was earned by Mr. Kanders as of such closing date and, accordingly, the Company will include such salary in the summary compensation table, in accordance with Instruction 4 to Item 402(c), for the fiscal year ending December 31, 2010, the fiscal year in which the compensation was earned by Mr. Kanders.

2.
We reissue comment six from our letter dated August 6, 2010.  Please include a statement as to whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.  See Item 404(b)(l)(iv) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, proposes to revise page 17 of the 10-K/A to provide the disclosure required by Item 404(b) of Regulation S-K, as set forth below:

The Audit Committee is responsible for reviewing and approving all related person transactions. Under SEC rules, a related person is a director, officer, nominee for director, or 5% stockholder of the company since the beginning of the last fiscal year and their immediate family members. In addition, under SEC rules, a related person transaction is a transaction or series of transactions in which the company is a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

The Board of Directors has a general practice of requiring directors interested in a transaction not to participate in deliberations or to vote upon transactions in which they have an interest, and to be sure that transactions with directors, executive officers and major stockholders are on terms that align the interests of the parties to such agreements with the interests of the stockholders.

These practices are undertaken pursuant to written policies and procedures contained in: (i) the Charter of the Audit Committee of the Company’s Board of Directors, which vests the Audit Committee with the responsibility for the Company’s compliance with legal and regulatory requirements; (ii) the Company’s Amended and Restated Corporate Governance Guidelines, which vests in the Board and its committees the specific function of ensuring processes are in place for maintaining the integrity of compliance with law and ethics, and requiring that directors recuse themselves from any discussion or decision affecting their personal, business or professional interests; and (iii) the Company’s Code of Business Conduct and Ethics, which requires compliance with applicable laws and regulations, the avoidance of conflicts of interest, and prohibits the taking of corporate opportunities for personal benefit.  In addition, as a Delaware corporation, we are subject to Section 144 of the Delaware General Corporation Law, which provides, among other things, that related party transactions involving the Company and our directors or officers need to be approved by a majority of disinterested directors or a duly authorized committee of the Board comprised of disinterested directors after disclosure of the material facts relating to the interested transaction in question.

Form 8-K filed June 4, 2010

Cash Earnings Per Share and Adjusted Cash Earnings Per Share, page 44

3.
We note from your response to comment 10 of our letter dated August 6, 2010 that the tax provision as reported in the income statement on a quarterly and annual basis does not reflect the amount of cash tax savings the NOL provides.  Please explain the basis for this statement as it appear that the tax benefit that would arise out of the utilization of net operating loss carry forwards would be captured in your GAAP deferred tax benefit/provision.  Thus, it appears that cash taxes paid would represent an adjustment to measure liquidity rather than performance.

In order to present the non-GAAP performance measure pro forma earnings before non-cash expense and earnings per share before non-cash expenses, we make a number of non-cash adjustments including adding back amortization of intangibles, depreciation, accretion of note discount, non-cash equity compensation, non-cash write off of inventory step up and provision for income taxes while subtracting cash taxes.  We believe presenting pro forma earnings before similar items is a common non-GAAP performance measure not a liquidity measure and we reconcile back to net income as reported as required by Regulation G.

On a quarterly and annual basis, the tax provision in the income statement as reported includes both a current and deferred expense component combined as “provision for income taxes,” with the offsetting credit to income taxes payable on the balance sheet, assuming a pre-tax profit.  This provision for income taxes expense yields a relatively normal effective federal and state tax rate in the projected 35% to 40% range for GAAP purposes.   However, the actual cash taxes paid is much less than 35% to 40% of GAAP pre-tax income due to the benefit of the net operating loss (“NOL”), which is not reflected in the tax provision expense in the quarterly and annual income statement as reported as that benefit is reported in an earlier period under the asset and liability method of accounting prescribed by ASC 740-10-25.

A reader of the income statement views the provision expense with an effective rate of approximately 35% to 40% range in the income statement, but not necessarily the savings (better performance) in the cash flow statement.

We believe a majority of readers may be confused that we have a normal 35% to 40% range for provision expense for taxes in our income statement, while we do not pay federal income taxes, except for federal AMT.   By adding back provision expense and subtracting cash income taxes back to the income statement on a pro forma basis, we are able to normalize the real cash tax expense and provide the reader with a more accurate view of profitability and a better performance measure, when combined with the other previously mentioned non-cash add backs.

4.	Please clarify what “cash income taxes” represent. In this regard, clarify whether it represents the amount presented under FASB ASC 230-10-50-2 of income tax paid during a period.

Cash income taxes equals the federal, state and foreign taxes paid during the respective reporting periods, which would be equivalent to the amount supplementally disclosed with our statement of cash flows in accordance with ASC 230-10-50-2.